PORTAL RESOURCES LTD.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended

December 31, 2006

(An exploration stage company)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Portal Resources Ltd.	Trading Symbol: PDO.V
Head Office: Suite 750 – 625 Howe Street	Telephone: 604-629-1929
Vancouver, British Columbia, Canada V6C 2T6	Facsimile: 604-629-1930

PORTAL RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(stated in Canadian dollars)

(Unaudited – prepared by management)

	December 31,	June 30,
	2006	2006

ASSETS

Current
Cash and cash equivalents	$2,874,198	$4,965,228
Amounts receivable	38,122	18,114
Prepaid expenses	82,147	105,814
	2,994,467	5,089,156

Equipment and software (Note 4)	51,898	34,465
Mineral rights on unproven properties (Note 5)	4,405,582	2,602,842

	$7,451,947	$7,726,463

LIABILITIES

Current
Accounts payable and accrued liabilities	$807,852	$388,386
Due to related parties (Note 7)	5,219	-
	813,071	388,386

SHAREHOLDERS’ EQUITY

Share capital (Note 6)	9,177,625	9,177,125
Contributed surplus	389,939	300,473
Deficit	(2,928,688)	(2,139,521)
	6,638,876	7,338,077

	$7,451,947	$7,726,463

Going Concern (Note 1)

Subsequent Events (Note 9)

Approved by the Board of Directors:

“Mark T. Brown”	“Bruce Winfield”
Mark T. Brown	Bruce Winfield

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

 (Unaudited – prepared by management)

	For the three months ended December 31,		For the six months ended December 31,

	2006	2005	2006	2005

	$	$	$	$

Revenue	-	-	-	-

Expenses
Accounting and audit	26,059	16,773	35,366	29,571
Amortization	4,233	4,221	8,397	8,443
Bank charges and interest	9,474	2,112	19,638	5,713
Consulting and management fees	750	5,143	750	14,060
Foreign asset tax	31,076	-	31,076	-
Foreign exchange	16,033	2,017	30,386	1,249
Interest income	(32,712)	(503)	(71,160)	(1,426)
Investor relations	125,353	74,924	205,777	109,592
Legal	4,695	3,827	12,848	5,301
Office and miscellaneous	32,868	12,477	53,422	27,495
Rent	4,937	4,937	9,873	9,873
Project investigation	4,303	6,954	28,383	6,954
Salaries and benefits	42,323	59,157	84,647	104,369
Stock-based compensation (Note 6)	72,010	30,870	89,466	77,108
Travel	12,758	914	18,424	4,923
Transfer agent and filing fees	5,234	5,191	6,615	7,019
Write-off of accounts receivable	-	-	15,291	-
Valuation allowance for foreign value added tax credit (IVA)	114,077	1,549	209,968	31,041

	473,471	230,563	789,167	441,285

Net loss for the period	(473,471)	(230,563)	(789,167)	(441,285)

Deficit – beginning of period	(2,455,217)	(1,255,486)	(2,139,521)	(1,044,764)

Deficit – end of period	(2,928,688)	(1,486,049)	(2,928,688)	(1,486,049)

Loss per share	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)

Weighted average number of common shares outstanding	20,888,039	10,873,943	20,888,039	10,842,693

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

 (Unaudited – prepared by management)

	For the three months ended December 31		For the six months ended December 31

	2006	2005	2006	2005

	$	$	$	$

Cash provided by (used for):
Operating Activities
Net loss for the period	(473,471)	(230,563)	(789,167)	(441,285)
Items not involving cash:
Stock-based compensation	72,010	30,870	89,466	77,108
Write-off of accounts receivable	-	-	15,291	-
Amortization	4,233	4,221	8,397	8,443

	(397,228)	(195,472)	(676,013)	(355,734)

Changes in non-cash working capital:
Amounts receivable	(28,513)	(2,195)	(35,299)	(5,636)
Prepaid expenses	33,822	19,035	23,667	7,488
Accounts payable and accrued liabilities	(73,272)	63,438	(217,397)	(50,373)
Due to related parties	(20,376)	19,437	5,219	15,011

	(485,567)	(95,757)	(899,823)	(389,244)

Investing Activities
Purchase of equipment and software	(2,796)	-	(25,830)	-
Mineral rights on unproven properties	(516,505)	(109,771)	(1,165,877)	(321,549)

	(519,301)	(109,771)	(1,191,707)	(321,549)

Financing Activities
Shares issued for cash	-	-	-	15,502
Shares subscribed	-	165,000	-	165,000
Share issue costs	-	(1,155)	500	(1,155)

	-	163,845	500	179,347

Net cash used during period	(1,004,868)	(41,683)	(2,091,030)	(531,446)
Cash and cash equivalents– beginning of period	3,879,066	250,335	4,965,228	740,098

Cash and cash equivalents– end of period	2,874,198	$ 208,652	2,874,198	$ 208,652

See notes to the consolidated financial statements

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portal Resources Ltd. (“Portal” or “the Company”, formerly Portal de Oro Resources Ltd. and Gateway Enterprises Ltd.) was incorporated on August 14, 2000 under the Company Act of the Province of British Columbia.  The Company was called for trading on the TSX Venture Exchange (“the Exchange”) as a “Capital Pool Company” in May 2001.

On March 15, 2004 the Company completed its Qualifying Transaction (“QT”) under the Capital Pool Company rules of the Exchange when it acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (B.V.I.)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest the Arroyo Verde project in Argentina, in consideration for the issuance of 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders January 6, 2004, the Company changed its name from Gateway Enterprises Ltd. to Portal de Oro Resources Ltd. Pursuant to a Special Resolution passed by the shareholders on December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

The Company is an exploration stage company whose business activity is the exploration of mineral rights located in Argentina.  The Company has not yet determined if any of these rights contain economic mineral reserves and, accordingly, the amounts shown for deferred exploration costs represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.  The recovery of these amounts is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration of the rights, and upon the commencement of future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These interim consolidated financial statements have been prepare in accordance with the accounting policies describe in the Company’s annual consolidated financial statements, do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual consolidated financial statements.  The differences between those principles and these that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 8.

References to the Company are inclusive of the Canadian parent company and its wholly-owned Argentinean subsidiary.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Unproven mineral rights

Mineral right acquisition costs and their related exploration costs are deferred until the rights are placed into production or disposed of.  These costs will be amortized over the estimated useful life of the rights following the commencement of production, or written-off if the rights are disposed of.

Cost includes the cash consideration and the fair market value of shares issued on acquisition of mineral rights.  Rights acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The proceeds from options granted are netted against the cost of the related mineral rights and any excess is applied to operations.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from the sale of the rights.  Management’s assessment of the right’s estimated current fair market value is also based upon a review of other similar mineral rights transactions that have occurred in the same geographic area as that of the rights under review.

Stock-based Compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method. Options granted to employees and non-employees are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes options pricing model.  The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003, prior to which the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

3.

ACQUISITION OF PORTAL DE ORO (B.V.I.) LTD.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal (B.V.I.) whereby the Company acquired 100% of the Arroyo Verde project in Argentina, owned by Portal S.A, a wholly owned subsidiary of Portal (B.V.I.).  Under the purchase agreement, the Company acquired Portal (B.V.I.) for 2,000,000 common shares of the Company valued at $0.10 per share.  The Company incurred acquisition costs of $122,372. The acquisition has been accounted for using the purchase method.  The allocation of the purchase price is summarized as follows:

Purchase price:
Shares issued	$ 200,000
Acquisition costs	122,372
$ 322,372
Assets acquired:
Cash	$ 35
Mineral property	395,877
395,912
Liabilities assumed:
Current liabilities	(73,540)
Net assets acquired	$ 322,372

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the six months ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

4.

EQUIPMENT AND SOFTWARE

	December 31,			June 30,
	2006			2006

	Cost	Accumulated amortization	Net book value	Net book value
	$	$	$	$
Computer equipment	10,980	8,946	2,034	3,466
Computer software	19,516	15,933	3,583	4,155
Furniture & fixtures	4,497	750	3,747	1,191
Vehicles	44,557	10,363	34,194	16,271
Field equipment	10,425	2,085	8,340	9,382
	89,975	38,077	51,898	34,465

5.

UNPROVEN MINERAL RIGHTS

The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	La Pampa Uranium	Tiger Uranium	Total
Total as at June 30, 2004	$447,680	$81,002	$47,351	$ -	$ -	$576,033

Land acquisition & holding costs	48,083	120,421	1,739	-	-	170,243
Environmental	-	11,830	-	-	-	11,830
Geology	307,124	64,159	14,434	-	-	385,717
Geophysics	175,255	-	-	-	-	175,255
Surface geochemistry	24,649	4,319	101	-	-	29,069
Drilling	196,036	-	-	-	-	196,036
Total expenditures	751,147	200,729	16,274	-	-	968,150
Total as at June 30, 2005	1,198,827	281,731	63,625	-	-	1,544,183

Land acquisition & holding costs	53,953	80,450	1,200	-	-	135,603
Environmental	-	1,979	-	-	-	1,979
Geology	229,646	94,558	15,305	-	-	339,509
Geophysics	-	97,612	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	83,110
Drilling	480,976	-	-		-	480,976
Total expenditures	823,998	298,286	16,505	-	-	1,138,789
Property write-offs	-		(80,130)			(80,130)
Total as at June 30, 2006	2,022,825	580,017	-	-	-	2,602,842

Land acquisition & holding costs	67,688	205,477	-	187	1,131	274,483
Environmental	585	1,869	-	-	-	2,454
Geology	198,116	175,122	-	35,852	37,359	446,449
Geophysics	33,684	63,545	-	-	-	97,229
Surface geochemistry	30,823	2,493	-	513	1,712	35,541
Drilling	670,901	275,683	-	-	-	946,584
Total expenditures	1,001,797	724,189	-	36,552	40,202	1,802,740
Total as at December 31, 2006	$3,024,622	$1,304,206	$ -	$36,552	$40,202	$4,405,582

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

5.

UNPROVEN MINERAL RIGHTS, (Continued)

Arroyo Verde

On November 27, 2003, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Chubut province of Argentina.  Under the terms of the agreement the Company’s payment requirements are as follows:

   US$

Within 60 days of reviewing technical data

$   1,000 (paid)

On signing of the agreement

$   4,000 (paid)

On or before June 1, 2004

$   5,000 (paid)

On or before December 1, 2004

$ 20,000 (paid)

On or before December 1, 2005

$ 40,000 (paid)

On or before December 1, 2006

$ 60,000 (paid)

On or before December 1, 2007

$ 80,000

On or before December 1, 2008 or upon receipt of a feasibility study, the Company must pay an advance royalty payment of US$1 for each ounce of gold equivalent in the measured and indicated resources with a minimum of US$100,000 and a maximum of US$250,000.  This advance royalty can be applied against subsequent royalty obligations.  The vendor retains a 2% net smelter royalty that the Company can purchase 1% of, at any time, for US$1,000,000.

San Rafael

The properties in the San Rafael project have been acquired through two separate option agreements.

San Pedro

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  30,000 (paid)

On or before June 18, 2005

$  20,000 (paid)

On or before June 18, 2006

$  30,000 (paid)

On or before June 18, 2007

$  40,000

On or before June 18, 2008

$  50,000

On or before June 18, 2009

$  60,000

On or before June 18, 2010

$200,000

On or before June 18, 2011

$200,000

On or before June 18, 2012

$200,000

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

5.

UNPROVEN MINERAL RIGHTS, (Continued)

Rio de la Plata

On June 18, 2004, Portal S.A. signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreement the Company’s payment requirements to exercise the option are as follows:

      US$

On signing of the agreement

$  15,000 (paid)

On or before April 9, 2005

$  15,000 (paid)

On or before April 9, 2006

$  15,000 (paid)

On or before April 9, 2007

$  50,000

On or before April 9, 2008

$  70,000

On or before April 9, 2009

$100,000

The Company is obligated to make the initial three annual payments of $15,000.  Should the Company wish to develop any of the four areas defined in the agreement, during the term of the option, it must pay the sum of US$50,000 for each area so designated.  The Company would then form a new 100% owned subsidiary to which the mining rights in that designated area would be transferred.  The new subsidiary would be subject to a 15% to 20% net profit interest to the owner.  The Company has the right to purchase 10% of the net profits interest at any time for the sum of US$1,000,000.

6.

SHARE CAPITAL

Authorized

100,000,000 Common Shares without par value

100,000,000 Preferred shares issuable in series

Issued

	Number	Price per share	Amount

Balance – June 30, 2004	8,520,000		$ 1,358,097

Private placements	2,224,943	0.75	1,668,707
On exercise of options	54,000	0.19	10,420
Fair market value of options exercised	-		1,341
Share issue costs	-		(69,104)
Balance – June 30, 2005	10,798,943		2,969,461

Private placements	9,390,000	0.65	6,144,250
On exercise of warrants	384,471	0.90	346,024
On exercise of options	166,400	0.34	55,954
Fair market value of options exercised	-		18,625
Finders fees	148,225		74,113
Share issue costs	-		(431,302)
Balance – June 30, 2006	20,888,039		9,177,125

Share issue costs	-		500
Balance – December 31, 2006	20,888,039		$ 9,177,625

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Escrowed Shares

A total of 3,690,000 common shares issued were placed in escrow and their release from escrow is subject to the terms of an agreement between the Company, its stock transfer agent and the beneficial owners of the escrowed shares.  These shares are to be released in stages within three years of the completion date of the Qualifying Transaction. On March 15, 2004, 369,000 of the escrowed shares were released and 553,500 of the escrowed shares were released on each of the following dates; September 15, 2004, March 15, 2005, September 15, 2005, March 15, 2006 and September 15, 2006.  As December 31, 2006, there are 553,500 common shares remaining in escrow.

Stock-based compensation

The Company has a stock option plan as described in the most recent annual financial statements of the Company.  On December 5, 2006, the maximum aggregate number of common shares reserved and authorized to be issued pursuant to options granted under the Stock Option Plan was amended from 1,619,841 to 3,133,205 common shares.

The Company accounts for its grants in accordance with the fair value method of accounting for stock-based compensation.  The Company recorded stock-based compensation expense for stock options of $89,466 for the six months ended December 31, 2006 (2005 - $77,108).

A summary of changes to stock options outstanding is as follows:

	December 31		June 30
	2006		2006		2005
		Weighted- Average		Weighted- Average		Weighted-Average
	Number of shares	Exercise Price	Number of shares	Exercise Price	Number of shares	Exercise Price
Outstanding at beginning of period	1,219,700	$ 0.51	1,103,000	$ 0.43	960,000	$ 0.32
Granted under plan	1,301,400	$ 0.54	360,000	$ 0.74	347,000	$ 0.84
Exercised	-	-	(166,400)	$ 0.34	(54,000)	$ 0.19
Forfeited or cancelled	-	-	(76,900)	$ 0.68	(150,000)	$ 0.79
Outstanding at end of period	2,521,100	$ 0.53	1,219,700	$ 0.51	1,103,000	$ 0.43

Options vested and exercisable at the end of period	1,152,200	$ 0.50	1,017,200	$ 0.47	841,000	$ 0.29

Stock options outstanding as at December 31, 2006 are as follows:

Number	Exercise Price	Expiry Date
632,200	$ 0.25	March 15, 2009
50,000	$ 0.75	June 18, 2009
60,000	$ 0.77	December 23, 2009
220,000	$ 0.86	April 14, 2010
157,500	$ 0.70	January 20, 2011
100,000	$ 0.85	March 21, 2008
105,000	$ 0.75	October 18,2011
1,196,400	$ 0.52	December 5, 2011
2,521,100

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

(stated in Canadian dollars)

6.

SHARE CAPITAL, (Continued)

Warrants

Warrant outstanding as at December 31, 2006 are as follows:

Number	Exercise Price	Expiry Date

3,451,612	$ 0.75	February 3, 2007
1,317,500	$ 1.25	May 29, 2007
4,769,122

7.

RELATED PARTY TRANSACTIONS

Payments to related parties were made in the normal course of operations and were valued at fair value as determined by management. Amounts due to or from related parties are unsecured, non-interest bearing and due on demand.

For the six months period ended December 31, 2006 and 2005 (Unaudited)

During the six months ended December 31, 2006, the Company paid or accrued to pay another public company related by certain common directors $75,345 (2005 - $35,110) for the shared rent of office space and services and expense reimbursements and as at December 31, 2006 owes this company an aggregate of $2,228 (June 30, 2006 - $Nil).

During the six months ended December 31, 2006, the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $795 (2005 - $1,766) for fees and expense reimbursements and as at December 31, 2006 owes this company an aggregate of $265 (June 30, 2006 – $Nil).

As at December 31 2006 the Company owes certain directors an aggregate of $2,726 (June 30, 2006 - $Nil) for expense reimbursements

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP for junior mining exploration companies, mineral exploration expenditures are deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral right costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production. The following items (a) to (f) provide a summary of the impact of these financial statements that would result form the application of U.S. accounting principles to deferred mineral rights.

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	Three months ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2006	2005	2006	2005	2006

	$	$	$	$	$
a) Assets
Unproven Mineral Rights Costs
Unproven mineral right costs under Canadian GAAP	4,405,582	1,865,732	4,405,582	1,865,732	2,602,842
Less unproven mineral rights costs	(4,405,582)	(1,865,732)	(4,405,582)	(1,865,732)	(2,602,842)
Unproven mineral rights costs under U.S. GAAP	-	-	-	-	-

b) Operations
Net loss under Canadian GAAP	(473,471)	(230,563)	(789,167)	(441,285)	(1,094,757)
Unproven mineral rights costs expensed under U.S. GAAP	(1,153,368)	(109,771)	(1,802,740)	(321,549)	(1,058,659)

Net loss under U.S. GAAP	(1,626,839)	(340,334)	(2,591,907)	(762,834)	(2,153,416)

c) Deficit
Closing deficit under Canadian GAAP	(2,928,688)	(1,486,049)	(2,928,688)	(1,486,049)	(2,139,521)
Adjustment to deficit for accumulated
unproven mineral rights expensed under
U.S. GAAP, net of income items	(4,405,582)	(1,865,732)	(4,405,582)	(1,865,732)	(2,602,842)

Closing deficit under U.S. GAAP	(7,334,270)	(3,351,781)	(7,334,270)	(3,351,781)	(4,742,363)

d) Cash Flows – Operating Activities
Cash applied to operations under Canadian GAAP	(485,567)	(95,757)	(899,823)	(389,244)	(814,695)
Add net loss following Canadian GAAP	473,471	230,563	789,167	441,285	1,094,757
Add non cash unproven mineral rights expensed under U.S. GAAP	636,863	-	636,863	-	-
Less net loss under U.S. GAAP	(1,626,839)	(340,334)	(2,591,907)	(762,834)	(2,153,416)
Less unproven mineral rights costs expensed under Canadian GAAP	-	-	-	-	(80,130)

Cash applied to operations under U.S GAAP	(1,002,072)	(205,528)	(2,065,700)	(710,793)	(1,953,484)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(519,301)	(109,771)	(1,191,707)	(321,549)	(1,149,214)
Less non cash unproven mineral rights expensed under U.S. GAAP	(636,863)	-	(636,863)	-	-
Add unproven mineral right costs expensed
under U.S. GAAP	1,153,368	109,771	1,802,740	321,549	1,138,789
Cash applied under U.S. GAAP	(2,796)	-	(25,830)	-	(10,425)

PORTAL RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the quarter ended December 31, 2006 (Unaudited – prepared by management)

 (stated in Canadian dollars)

8.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Loss per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations.  Diluted loss per share is not presented as it is anti-dilutive.

	Three months ended		Six months ended		Year ended
	December 31,		December 31,		June 30,
	2006	2005	2006	2005	2006

	$	$	$	$	$
Numerator: Net loss for the period
under U.S. GAAP	(1,626,839)	(340,334)	(2,591,907)	(762,834)	(2,153,416)

Denominator: Weighted-average number of shares under Canadian and US GAAP:	20,888,039	10,873,943	20,888,039	10,842,693	13,868,125

Basic and fully diluted loss per share
under U.S. GAAP	$ (0.08)	$ (0.03)	$ (0.12)	$ (0.07)	$ (0.16)

9.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006, 759,000 warrants were exercised at $0.75 for gross proceeds of $569,250 and 2,692,612 warrants with an exercise price of $0.75 expired on February 3, 2007.